Exhibit 6.8

Certain identified information has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed.

SUITE LICENSE AGREEMENT

This Suite License Agreement (this “Agreement”) will confirm that Tykbroker Corporation d/b/a Fanatyks (“Licensee”) has agreed to license from Marlins Stadium Operator, LLC (“Licensor”) a private suite at Marlins Park (the “Ballpark”), which is the home of the Major League Baseball (“MLB”) team known as the Miami Marlins (the “Marlins”), during the Term, subject to the terms and conditions set forth below and in the attached exhibits, which are incorporated into and form a part of this Agreement. Unless otherwise defined, all capitalized terms used below are defined in the attached Exhibit A. Licensee and Licensor have agreed as follows:

1.            SUITE. Upon payment of the Security Deposit (if applicable) and the Annual License Fee in accordance with the payment schedule set forth in Sections 3 and 4 below, Licensor shall grant Licensee a license to use Suite Number [REDACTED] on the Legends Level at the Ballpark (the “Suite”), which will include [REDACTED] Suite admission tickets (“Suite Tickets”), pursuant to Section 5 of Exhibit A. Licensee shall also have the option to purchase a maximum of sixteen (16) additional admission tickets (“Extra Tickets”) to the suite.

2.            TERM. The term of this Agreement shall commence upon the execution of this Agreement and shall continue for one (1) Contract Year (the “Term”), unless this Agreement is terminated prior to the end of the Term in accordance with the terms and conditions hereunder.

3.            ANNUAL LICENSE FEE. In exchange and consideration for the Suite license, the Suite Tickets, Parking Passes, and the other benefits granted to Licensee under this Agreement (other than those for which an additional charge is expressly contemplated under this Agreement), Licensee shall pay to Licensor a total of [REDACTED] (“Annual License Fee”). One Hundred Ten Thousand Dollars ($110,000.00) of the Annual License Fee has been paid. The remainder of the Annual License Fee shall be due and payable in accordance with the following payment schedule:

(i)            $[REDACTED] on or before November 15, 2020;

(ii)           $[REDACTED] on or before December 15, 2020;

(iii)          $[REDACTED] on or before January 15, 2020; and

(iv)          $[REDACTED] on or before February 15, 2020.

In addition to the Annual Licensee Fee, Licensee shall pay to Licensor a fee of [REDACTED] for each Extra Ticket purchased per applicable game/event.

4.            SECURITY DEPOSIT. The security deposit for the Suite is [REDACTED] (the “Security Deposit”) shall be due and payable to Licensor only if Licensee desires to make any alteration, modification, or addition to the Suite, subject to the pre-approval of Licensor and pursuant to the terms and conditions of Section 10 of Exhibit A. The Security Deposit is due and payable to Licensor prior to any such pre-approved alteration, modification, or addition to the Suite. The Security Deposit shall be held and applied by Licensor pursuant to Exhibit A.

5.             TICKETS; OTHER BENEFITS. The Annual License Fee for each Contract Year includes the purchase of the Suite Tickets and [REDACTED] parking passes (“Parking Passes”) to all Marlins’ Home Games and Additional Events. The Annual License Fee does not include the purchase of: (i) Suite Tickets or Parking Passes for any Marlins’ post-season games, other Jewel Events, Secondary Sports Team Home Games, or Excluded Events; or (ii) food, beverage, or other items or services, in each case which must be purchased separately as more specifically set forth in Exhibit A.

1

This Agreement supersedes and replaces that certain Premium Flex Plan Agreement (“Flex Agreement”) entered into as of the 4th day of March, 2020, by and between Licensor and StageWood Consortium, Inc (“Stagewood”). Licensee represents and warrants that it is a wholly owned subsidiary of StageWood and that Licensee has the authority and authorization to enter into this Agreement and modify the Flex Agreement.

ACCEPTED AND AGREED:

TYKBROKER CORPORATION		MARLINS STADIUM OPERATOR, LLC
d/b/a FANATYKS

By:		By:
Name:	Santiago Figuereo	Name:	Adam Jones
Title:	CEO	Title:	Chief Revenue Officer
Date:	Oct 15, 2020	Date:	Oct 17, 2020
Address:	12524 SW 43rd st	Address:	501 Marlins Way, Miami, FL 33125
	Miami, FL 33175		Attn: Season Ticket Payments

2

EXHIBIT A

TERMS AND CONDITIONS

All rights granted to Licensee herein shall be subject to, and at all times Licensee shall comply with, the terms and conditions set forth in this Exhibit A:

1.            License. Provided that Licensee has complied with its payment obligations relating to the Security Deposit and any then-due Annual License Fees, and this Agreement has not been terminated prior to the end of the Term in accordance with the terms and conditions hereunder, Licensee shall have the right to use the Suite as granted hereunder during the Term. The license to use the Suite granted hereunder and each Suite Ticket is a limited, revocable license granted by Licensor to Licensee to attend the Marlins’ Home Games and Additional Events, if any, in the Suite, subject to the restrictions, terms, and conditions: (a) printed on the Suite Ticket; (b) generally applicable to all patrons of the Ballpark; and (c) contained within this Agreement.

2.             Contract Year. The period beginning with the commencement of the Term and ending on December 31, 2021 shall be the first “Contract Year,” and each subsequent twelve-month period beginning on January 1 and ending on the following December 31 also shall be a “Contract Year.”

3.            Annual License Fees. All payments by Licensee under this Agreement shall be made, without offset, deduction, or counterclaim, by personal, company, cashier’s, or certified check or by wire transfer of immediately available funds to Licensor at its address set forth on the signature page of this Agreement or pursuant to such other written instructions as may be given by Licensor or any Assignee designated pursuant to Section 17. Licensee shall be responsible for all applicable taxes in connection with this Agreement. All payments made to Licensor under this Agreement, including, but not limited to, any deposits, are non-refundable and shall be the sole property of Licensor.

4.             Security Deposit. Licensee’s Security Deposit shall be collected by Licensor to secure Licensee’s use of the Suite and as protection against any payment defaults by Licensee. Licensor shall return the Security Deposit to Licensee at the end of the Term, less any amounts required to: (a) repair any damage or replace any items damaged, destroyed, or removed by Licensee and its invitees (excepting ordinary wear and tear); and (b) cover any Suite payment defaults by Licensee. Licensor may apply all or any portion of the Security Deposit to satisfy any of Licensee’s obligations under this Agreement that Licensee breaches or otherwise fails to timely perform, including, but not limited to, Licensee’s obligation to make payments of the Annual License Fees. Any such application shall not limit or exclude any of Licensor’s other rights or remedies if Licensee breaches any of its obligations, including, but not limited to, Licensor’s right to recover amounts in excess of the Security Deposit and to terminate the Agreement. Not later than five (5) business days after notice is given by Licensor that it has applied an amount equal to all or any portion of the Security Deposit to satisfy Licensee’s obligations under this Agreement, Licensee shall restore the Security Deposit to its original amount by delivery to Licensor of a company, cashier’s, or certified check, or wire transfer of immediately available funds, in the required amount. The Security Deposit may be commingled with other funds of Licensor and may be applied to maintenance and other costs of the Ballpark. Licensee shall not be entitled to any interest on the Security Deposit.

5.             Suite Use & Tickets.

(a)        As part of the consideration for the full and timely payment of the Annual License Fees, Licensee shall receive, at no additional cost, Suite Tickets for admission to the Suite for all Marlins’ regular season home games and pre-season exhibition home games that are played at the Ballpark, beginning in the Marlins’ 2021 season through the end of the Term (“Marlins’ Home Games”).

(b)        Licensee also shall receive use of the Suite and the related Suite Tickets for each Additional Event held at the Ballpark during the Term, subject to any conditions, rules, or regulations as may be established by Licensor or the promoter of the Additional Event. For purposes of this Agreement, an “Additional Event” shall mean any event held at the Ballpark during the Term, other than Marlins’ Home Games, Secondary Sports Team Home Games, Jewel Events, and Excluded Events, if: (i) admissions tickets for the event are sold to the general public; and (ii) the Suite is operational for the event (as determined by Licensor in its sole discretion).

(c)        The Annual License Fee does not include the purchase of Suite Tickets for: (i) any Marlins post-season home games; or (ii) any MLB-sponsored events that may be held at the Ballpark during the Term, such as an All-Star Game or World Baseball Classic (collectively with such post-season games listed in (i), “Jewel Events”). Licensor shall use commercially reasonable efforts to make the Suite available for Licensee’s use for Jewel Events, but such use shall be subject to the rules, policies, needs, costs, and directives of MLB in each instance. To the extent the Suite is made available to Licensee for a Jewel Event, Licensee shall purchase all Suite Tickets for such Jewel Event at such prices and on such other terms and conditions as may be determined by Licensor or MLB. If the Suite Tickets are made available for purchase for a Jewel Event and Licensee declines this purchase option, Licensor shall be permitted to use and/or re-sell the Suite for such Jewel Event. In the event the Suite is not made available to Licensee for any Jewel Event, Licensor agrees to use commercially reasonable efforts to offer Licensee other tickets in the Ballpark to such Jewel Event for purchase at the prevailing ticket rates. If such other tickets are made available for purchase for a Jewel Event and Licensee declines this purchase option, Licensor shall be permitted to use and/or re-sell such other tickets for such Jewel Event.

(d)        Licensee acknowledges that Licensee shall not have access to the Suite for any Excluded Event and that Licensor or others may use the Suite for such Excluded Events. For purposes of this Agreement, “Excluded Events” shall mean: (i) events for which Licensor makes the Ballpark available to an event promoter or host who controls the use of all suites or otherwise does not offer the Suite Tickets to Licensee; and (ii) any charitable, religious, civic, or political events. In the case of Excluded Events where Licensor or one of Licensor’s affiliates controls the admission tickets in all other parts of the Ballpark beyond the suites, Licensor shall provide Licensee with alternative admission tickets for use in another location in the Ballpark at no cost to Licensee. If, however, Licensor or its affiliate does not control the use of the other parts of the Ballpark, Licensor shall only be obligated to use commercially reasonable efforts to offer Licensee an opportunity to purchase admission tickets to the Excluded Event (from the event promoter or another source) either in the Suite or another available location in the Ballpark. If the Suite Tickets are made available for purchase and Licensee declines this purchase option, Licensor and/or the event promoter shall be permitted to use and/or re-sell the Suite for such Excluded Event.

(e)        The Annual License Fee does not include the purchase of Suite Tickets for any home games of any professional, college, or other sports team or athletic club that is not the Marlins (i.e., college baseball team, professional soccer team, etc.) and that uses the Ballpark during the Term as its primary venue for its home games (“Secondary Sports Team Home Games”). Licensor shall use commercially reasonable efforts to make the Suite available for Licensee’s use or purchase for Secondary Sports Team Home Games, but such use shall be subject to the rules, policies, needs, and directives of Licensor and the applicable secondary sports team in each instance. If the Suite Tickets are made available for purchase for a Secondary Sports Team Home Game and Licensee declines this purchase option, Licensor and/or the applicable secondary sports team shall be permitted to use and/or re-sell the Suite for such Secondary Sports Team Home Game.

(f)         Licensee’s obligations under this Agreement, including, but not limited to, the payment in full of the Annual License Fees, are not dependent on the presentation of: (i) any specified number of Jewel Events, Secondary Sports Team Home Games, or Additional Events; or (ii) except as specified in Section 13, any specified number of Marlins Home Games. Licensee acknowledges that Licensor, its affiliates, and their respective officers, agents and employees have not made any representations, warranties, or guarantees with respect to Jewel Events, Secondary Sports Team Home Games, or Additional Events, or the availability of the Suite for Jewel Events, Secondary Sports Team Home Games, or Additional Events, including, but not limited to, whether any events other than Marlins Home Games will be held at the Ballpark, whether any such events will be controlled by Licensor or one of its affiliates, or whether admission tickets for such events will be made available to Licensee.

(g)        Licensee shall bear, in addition to the Annual License Fee, the cost of Suite Tickets purchased pursuant to: (i) Section 5(c) for any Jewel Events; (ii) Section 5(d) for any Excluded Events; and (iii) Section 5(e) for any Secondary Sports Team Home Games. Licensee shall purchase such Suite Tickets by the deadlines and in accordance with such other terms and conditions established by Licensor, MLB, or any applicable event promoter, as the case may be. Failure to purchase Suite Tickets to a Jewel Event, Excluded Event, Secondary Sports Team Home Game, or Additional Event by such deadline or in accordance with such terms and conditions shall allow Licensor, the Marlins or the event promoter, as the case may be, to sell such Suite Tickets to third parties and/or use the Suite for such event(s); and Licensee shall not be entitled to any proceeds from any such sale or relieved of its liability for failure to purchase such Suite Tickets under Section 5(c), 5(d), or 5(e), and shall not have access to the Suite for such event(s).

6.            Parking. The Annual License Fee includes the purchase of the Parking Passes for each Marlins’ Home Game and Additional Event. Licensor shall also provide Licensee the opportunity to purchase Parking Passes for each Jewel Event, Excluded Event, and Secondary Sports Team Home Game to the extent available and on such terms and conditions as Licensor or the event promoter may establish. The Parking Passes will permit the parking of standard sized passenger cars in certain parking areas associated with the Ballpark at times to be designated by Licensor or the event promoter and subject to any generally applicable rules and regulations then in effect. Licensor and its affiliates shall not be responsible for any loss or damage to persons or property involving this parking privilege.

7.            Food and Beverages. Licensee shall not permit the preparation of food in the Suite nor shall food or beverages (including alcohol) be brought into the Suite, except through Licensor or a third party authorized by Licensor to serve food and beverages in the Suite (the “Suite Caterer”). Licensee must purchase food and beverages only through Licensor or the Suite Caterer during all times when Licensee is permitted to use the Suite. Licensee shall be solely responsible for and shall promptly pay, on terms established by Licensor or the Suite Caterer, all bills for the costs of all food, beverages, and related services (including, but not limited to, waiter, waitress, or bartender service charges) provided or rendered by Licensor or the Suite Caterer in connection with the use of the Suite, together with all applicable taxes and late payment fees. All amounts due under this Section 7 shall be in addition to the applicable Annual License Fee.

8.             Use by Licensee.

(a)        Admission to and use of the Suite by Licensee, and/or any of its officers, directors, managers, employees, agents, guests, or invitees (individually, a “Licensee Party”; collectively, the “Licensee Parties”), shall require the presentation of Suite Tickets, and is subject to: (i) the terms and conditions printed on such Suite Tickets and those under which such Suite Tickets are issued, including, without limitation, the policies adopted by the issuer of such Suite Tickets, including, but not limited to, its policies with respect to the cancellation or postponement of an event; and (ii) compliance with applicable fire and occupancy codes and other laws and regulations. Except as expressly provided in Section 13, there shall be no reduction in the Annual License Fee due to the cancellation, postponement, or rescheduling of any event, or for Licensee’s inability to use the Suite for any event at the Ballpark. The Suite’s hours of operation will be scheduled at Licensor’s discretion.

(b)        Licensee shall further have the right to use the Suite during normal business hours on dates on which no event is scheduled in the Ballpark, provided Licensee: (i) gives Licensor at least seven (7) days prior notice; (ii) pays for all food and beverages and other incidental charges (e.g., audio/video) relating to such use; (iii) complies with other Ballpark policies and procedures relating to such use; and (iv) obtains Licensor’s prior written consent, which consent shall not be unreasonably withheld.

9.            Suite Services. Licensor shall provide all utilities and all dusting, sweeping, routine cleaning, and rubbish removal and disposal following each Marlins’ Home Game, Jewel Event, Secondary Sports Team Home Game, and Additional Event for which Licensee purchases Suite Tickets pursuant to Section 5, as well as ordinary repair and maintenance of the interior and exterior of the Suite made necessary by normal wear and tear, as determined in Licensor’s discretion. The costs of these services are included in the Annual License Fee.

10.          Furnishing, Alterations, and Decor. Licensee shall not make any additions or alterations to the Suite or to the fixtures, furniture, and equipment in the Suite without the prior written consent of Licensor, which Licensor may grant or withhold in its sole discretion. Licensee shall be permitted, however, to supply articles of appointment or decoration (such as pictures and plants) without Licensor’s consent; provided, however, that Licensor may require Licensee to remove any such items that Licensor determines, in its sole discretion, are not in reasonable good taste. Any permitted additions, alterations, or appointments shall be made at Licensee’s sole expense. Any such additions, alterations, or appointments shall become the property of Licensor unless Licensor agrees otherwise in writing and Licensee obtains Licensor’s prior written approval to remove such items. If Licensor gives such approval, Licensee must remove all such items at its sole cost and expense prior to the expiration or termination of this Agreement and reimburse Licensor for any costs Licensor incurs to repair and restore the Suite to its condition as of the commencement of the Term (normal wear and tear excepted). Without limiting the foregoing or Section 11(e) hereof, Licensee shall be permitted to bring the following items (“Approved Items”) into the Suite for promotional purposes: banners (up to 3’ x 5’), brochures and paper collateral (up to 11” x 25”), t-shirts, hats, and placemats; provided, that: (i) distribution of any of the Approved Items occurs solely within the Suite, (ii) the Approved Items are only distributed to Licensee Parties; (iii) the quantity of the Approved Items brought into the Suite does not exceed the number of Suite Tickets for the applicable game/event; (iv) the Approved Items are brought to a location at the Ballpark, determined by Licensor in its sole discretion, at least two (2) hours prior to the start of the applicable game/event and are subject to a security screening by Ballpark personnel; and (v) a draft, mock-up, and/or sample of each of the Approved Items, in each instance, has been submitted to Licensor at least five (5) business days prior to the applicable game/event and Licensor has approved the use of each of the Approved Items for the applicable game/event. For the sake of clarity, Licensor will grant or deny a request for approval of Approved Items at least forty-eight (48) hours prior to the applicable game/event. Notwithstanding the foregoing, Licensee shall not place or permit the placement of any Approved Items or other displays or signage inside or outside of the Suite, unless and only to the extent (determined in Licensor’s sole discretion) that any such Approved Items, displays and/or signage are not visible from any location outside of the Suite. For the sake of clarity, Licensor shall include Licensee’s name in the label outside of the Suite. Licensee agrees that it shall not cause any liens or encumbrances to be placed upon the premises and shall promptly take all action necessary to remove any such liens or encumbrances it has caused in violation of this provision.

11.           Additional Obligations of Licensee.

(a)        Licensee shall keep and maintain the Suite in good repair, order, and condition and, in addition to the other payments provided for in this Agreement, shall reimburse Licensor for any costs Licensor incurs to repair any damage (other than normal wear and tear) caused by Licensee or Licensee Parties to the Suite or the property of Licensor in the Suite.

(b)        Licensee shall, and shall cause Licensee Parties to, abide by and observe all rules and regulations established from time to time by Licensor, MLB, any secondary sports team, and any Additional Event sponsor or promoter pertaining to the use and occupancy of the Suite and the Ballpark, including, without limitation, rules and regulations governing the consumption of alcoholic beverages, fan behavior, photographs, videotaping, etc.

(c)        Licensee shall, and shall cause Licensee Parties to, maintain proper decorum while using the Suite and comply with all present and future laws, ordinances, orders, rules, and regulations of all governmental authorities and shall not suffer or permit any use or manner of use of the Suite in violation thereof.

(d)        Licensee and Licensee Parties shall be prohibited from entering the playing field, interfering with a ball in play, or negatively disrupting a game, related activity, or Ballpark event in any way. Foul, abusive, socially unacceptable language, excessive alcohol intoxication, and other behavior reasonably determined by Licensor to reflect unacceptable fan conduct shall not be permitted. Any violation of one of the policies covered under this Section 11(d) shall subject the violating parties to ejection from the Ballpark and possible arrest. Any repeated violation of one or more of these policies, or an especially egregious violation, shall subject Licensee to possible termination of this Agreement, in Licensor’s sole discretion, and be subject to the remedies available to Licensor under Section 12.

(e)        Licensee shall not, and shall cause Licensee Parties not to, re-sell: (i) the Suite Tickets or other tickets received pursuant to this Agreement; or (ii) the right to use the Suite for any particular event or Contract Year or portion thereof, unless expressly approved in advance and in writing by Licensor. If Licensor has approved no such means in writing, then Licensee shall be expressly prohibited from selling any Suite Tickets or use of the Suite on the secondary market or otherwise. Licensor hereby permits Licensee to sell or otherwise distribute the Suite Tickets, or other tickets received pursuant to this Agreement, to Licensee’s “Fanatyks” registered club members through its platform. Licensee will make commercially reasonable efforts to prevent Fanatyks members from reselling tickets to the Suite outside of Licensee’s platforms. However, Licensee may allow the Fanatyks members to trade their tickets with other Fanatyks members within Licensee’s platform and following the Fanatyks Club program guidelines. Further, under no circumstances shall Licensee be permitted to publicly solicit or advertise (which includes, but is not limited to, any solicitation or advertisement via internet, newspaper, or other publication or public forum or source) for the sale or transfer of any Suite Tickets or use of the Suite during the Term. Without limiting the foregoing and for the sake of clarity, Licensee shall not use, and shall ensure that all other Licensee Parties do not use, the name or any of the logos, colors, trademarks, copyrights, service marks, or other designs, images, visual or audio representations, or identifying features of the Licensor, Marlins Teamco LLC, any Marlins employee, or the Ballpark (individually, a “Marlins Mark”; collectively, the “Marlins Marks”) in any form or manner, including, but not limited to, implied endorsements or product approvals, any reference, photos, and/or social media posts related to or in connection with the Suite Tickets or this Agreement, without the written permission of Licensor. Such written permission must state the specific use of the Marlins Marks and in what manner and locations it will be displayed. Licensee agrees that nothing in this Agreement is intended to convey any rights to the Marlins Marks, and that as between the parties, Licensor shall at all times own and retain full rights to the Marlins Marks.

(f)         If Licensee or any Licensee Party violates Section 8(b), 11(b), 11(c), 11(d) or 11(e), Licensor may, in its sole discretion: (i) eject Licensee and/or any Licensee Party and revoke the license to use the Suite and/or any ticket privilege for the event at which the violation occurs, without compensation to Licensee or Licensee Parties, as the case may be; and/or (ii) exercise any of Licensor’s rights as a result of such violation. Any such violation that is part of a pattern of violations by Licensee or Licensee Parties (as determined in Licensor’s reasonable discretion), or deemed especially egregious by Licensor, shall be deemed a default of Licensee’s obligations under this Agreement not capable of being cured and, therefore, be subject to the remedies available to Licensor under Section 12.

12.           Licensor’s Remedies.

(a)        In the event Licensee fails to pay when due any amounts (including, without limitation, any installment of any Annual License Fee or any portion of the Security Deposit) payable under this Agreement or otherwise breaches, or defaults in the performance or observation of, any of its obligations under this Agreement, Licensor may elect, in its sole discretion, to exercise any remedy available herein or at law and/or take any one or more of the following actions: (i) terminate this Agreement and Licensee’s rights hereunder (x) immediately upon written notice to Licensee, if such failure, breach, or default is not capable of being cured, or (y) twenty (20) days after giving written notice to Licensee, if such failure, breach, or default is capable of being cured and Licensee fails to cure within such twenty (20) day period; (ii) accelerate and collect all remaining payment amounts due by Licensee through the remainder of the Term (based on the net present value of such payment amounts using a six percent (6%) discount rate) for the uncured default; and/or (iii) withhold distribution to Licensee of Suite Tickets and/or Parking Passes to any Marlins’ Home Game, Jewel Event, Secondary Sports Team Home Game, or Additional Event until Licensee’s default is cured or, if Suite Tickets or Parking Passes for any such games or events have already been distributed to Licensee, deny Licensee and Licensee Parties access to the Suite and parking facilities until Licensee’s default is cured.

(b)        Upon termination of this Agreement by Licensor under Section 12(a): (i) Licensee’s right to use and occupy the Suite and all other rights or benefits of Licensee under this Agreement shall end; (ii) Licensee shall remain liable for the payment of the Annual License Fees as set forth on Exhibit A and any other amounts (including, but not limited to, interest under Section 12(c)) due from Licensee under this Agreement as and when due of, on an accelerated basis, if selected by Licensor; (iii) Licensor shall have no further obligation of any kind to Licensee and may enter the Suite and remove and store all items of property of Licensee at Licensee’s expense; and (iv) Licensor may revoke any Suite Tickets and Parking Passes distributed to Licensee pursuant to this Agreement prior to its termination. Licensor shall have no duty to mitigate its damages as a result of a failure or default by Licensee hereunder and any amounts received by Licensor from any re-licensing of the Suite during the Term shall not reduce Licensee’s obligations under the preceding sentence. The provisions of this Section 12(b) shall survive the termination of this Agreement.

(c)         In the event Licensee fails to pay when due any amounts (including, without limitation, any Annual License Fee or any portion of the Security Deposit) payable under this Agreement, Licensor shall have the right to charge interest thereon at the rate of one and one-half percent (1.5%) per month (or, if less, the highest rate permitted by law) from the date beginning thirty (30) days after such payment is due and continuing on a monthly basis until such amount is paid. The interest charged shall, to the extent permitted by applicable law, be compounded monthly. Any amount under this Agreement that is not paid when due shall not be considered paid until the interest charged thereon is paid in full. The provisions of this Section 12(c) shall survive the termination of this Agreement.

(d)        Licensor’s remedies under Sections 12(a), 12(b), and 12(c) shall not limit or exclude any other right or remedy set forth herein or otherwise available to Licensor at law or in equity, including, but not limited to, Licensor’s right to receive indemnification under Section 15(b).

(e)        No waiver of any default or breach by Licensee of its obligations under this Agreement shall be effective unless expressed in writing by Licensor. No such waiver shall be construed to be a waiver or release of any other default or breach or subsequent default or breach by Licensee under this Agreement, and no failure or delay by Licensor in the exercise of any right or remedy provided for in this Agreement shall be construed to constitute a forfeiture or waiver thereof or of any other right or remedy available to Licensor.

13.           Unavailability of Suite.

(a)        In the event that Licensee does not have the opportunity to use the Suite for at least seventy six (76) Marlins’ Home Games in any Contract Year due to any damage or destruction to the Suite or the Ballpark caused by a force majeure event and not caused by Licensee that renders the Suite or the Ballpark unusable or a work stoppage involving MLB players that results in the cancellation of Marlins’ Home Games, then, as Licensee’s sole and exclusive remedy, the Annual License Fee payable for the Contract Year in question shall be reduced by the product of: (i) [REDACTED] of the Annual License Fee for such Contract Year; and (ii) the amount, if any, by which [REDACTED] exceeds the number of Eligible Games and Events during such Contract Year. For purposes of this Agreement, “Eligible Games and Events” shall mean the sum of: (x) the number of Marlins’ Home Games and Jewel Events held in the Ballpark; and (y) [REDACTED] of the number of Additional Events held in the Ballpark. By way of example, if there are only: (I) [REDACTED] Eligible Games and Events in a certain Contract Year, Licensee would receive a pro rata Annual License Fee reduction for twenty-six (26) games ([REDACTED] minus [REDACTED]), with the refund calculated as [REDACTED] of the Annual License Fee ([REDACTED]% fee reduction); (II) [REDACTED] Eligible Games and Events in a certain Contract Year, then Licensee’s Annual License Fee would be reduced by [REDACTED] of the Annual License Fee ([REDACTED]% fee reduction); and (III) if zero (0) Eligible Games and Events are played in a certain Contract Year, then Licensee’s Annual License Fee would be reduced by the full amount ([REDACTED] fee reduction).

(b)        Notwithstanding the foregoing, the Annual License Fee shall not be reduced with respect to any Marlins’ Home Game for which the Suite is damaged if Licensor provides Licensee with a reasonably comparable suite at the Ballpark for that Marlins’ Home Game.

(c)        For the sake of clarity, and without limiting or excluding any of Licensor’s other rights or remedies, if the Suite is damaged and/or unusable due to any act, omission, or negligence of Licensee and/or any Licensee Party, there shall be no reduction in the Annual License Fees.

(d)        If Licensee is entitled to a reduction of the Annual License Fee with respect to any given Contract Year pursuant to Section 13(a) above, then Licensee may reduce the next succeeding installment(s) of the Annual License Fee by the aggregate amount determined pursuant to Section 13(a) above until such aggregate amount is recouped or, if such aggregate amount exceeds the remaining amount of all such installment(s), Licensee shall be entitled to payment from Licensor of any excess amount within thirty (30) days after the end of the Term.

14.          Access by Licensor. Licensor and its officers, agents, employees, and representatives shall have access to the Suite on such occasions and to such extent as they shall, in their sole discretion, deem necessary or appropriate to perform Licensor’s obligations under this Agreement and to determine Licensee’s compliance with its obligations under this Agreement (including, without limitation, the rules and regulations governing the use of the Ballpark and the Suite). For such purposes, Licensor shall retain a duplicate set of keys to the Suite and all items contained therein. Licensor may from time to time make any additions or alterations to the Suite or Ballpark as it may determine in its sole discretion.

15.           Liability.

(a)        Neither Licensor, any affiliate, parent, or subsidiary of Licensor, Suite Caterer, the City of Miami, Miami-Dade County, nor any of their respective officers, directors, managers, owners, employees, agents, contractors, subcontractors, or assignees (“Licensor Releasees”) shall be liable or responsible for any loss, damage, or injury to any person or property of Licensee or Licensee Parties in or upon the Suite, the Ballpark, the parking areas, or elsewhere, resulting from any cause whatsoever, including, but not limited to, alcohol inebriation, theft, or vandalism, except to the extent the same is attributable to the gross negligence or willful misconduct of any of the Licensor Releasees. Licensee, for itself and on behalf of all Licensee Parties, hereby waives any right to sue and releases each of the Licensor Releasees for all such claims and causes of actions covered by the foregoing. Licensee hereby assumes, and shall cause Licensee Parties to assume, all risks and dangers incidental to events at the Ballpark, whenever or however they occur, including, without limitation, the danger of being injured by balls, bats, and other objects, and agrees that neither the Licensor Releasees, nor any sports team or league, nor any other person or entity producing, performing, or participating in any Ballpark event, nor any of their respective affiliates, employees, agents, contractors, subcontractors, or assignees, shall be liable for injuries from such causes.

(b)        Licensee shall defend, indemnify, and hold harmless the Licensor Releasees, from and against any liabilities, losses, damages, claims, demands, causes of action, costs and expenses, including reasonable attorneys’ fees (including in any action between Licensee or any Licensee Party and Licensor or any Licensor Releasee), costs of investigation (whether or not litigation occurs) and litigation expenses, arising out of or related to any act or omission, breach of any provision of this Agreement, any negligent, irresponsible, or inappropriate action, or act of willful misconduct, or a violation of any applicable law, rule, regulation, or order, by Licensee or any Licensee Party.

(c)         The provisions of this Section 15 shall survive the termination of this Agreement.

16.          Renewal Right. If Licensee is not in default under any of its obligations under this Agreement, Licensee shall have the right to renew its license to use the Suite effective after the expiration of the Term at an aggregate consideration and on such other terms and conditions as Licensor may determine in its sole discretion. Licensor shall provide written notice to Licensee, not later than sixty (60) days prior to expiration of the Term, of the proposed new terms and conditions. Licensee shall then have thirty (30) days from the date such notice is given to accept those terms and conditions by written notice to Licensor. If Licensee duly gives such acceptance notice, Licensor’s proposed terms and conditions and Licensee’s acceptance thereof shall, collectively, constitute a valid and binding agreement between Licensee and Licensor, and Licensee promptly shall execute a renewal agreement in the form provided by Licensor. If Licensee fails to duly give such acceptance notice within that thirty (30) day period, Licensor shall have the unencumbered right to license the Suite from and after the expiration of the Term to any person or entity on such terms as Licensor may determine in its sole discretion.

17.           Miscellaneous.

(a)        All notices or other communications under this Agreement shall be in writing and shall be considered given when delivered personally, sent by facsimile, or sent electronically (including any required signatures), with a copy by any other means for notice permitted by this Section 17(a), one (1) day after being sent by a nationally recognized overnight courier, or three (3) days after being mailed by certified mail, return receipt requested, to the address or facsimile number for the receiving party set forth in this Agreement (or to such other address or facsimile number as the receiving party may have specified by notice to the other).

(b)        Upon the expiration of the Term or the earlier termination of this Agreement, Licensee shall: (i) surrender occupancy of the Suite to Licensor in the condition in which it was originally delivered to Licensee, except for normal wear and tear and damage caused by casualty or force outside Licensee’s reasonable control or the scope of Licensee’s responsibility under this Agreement; and (ii) in the case of termination of this Agreement, return to Licensor any Suite Tickets delivered to Licensee prior to such termination.

(c)         Licensee shall not sell, assign, or sublicense this Agreement or its rights or obligations under this Agreement to any other person or entity without the prior written consent of Licensor, which Licensor may grant or withhold in its sole discretion. Licensee may request Licensor’s consent to any proposed assignment only by written notice to Licensor, which notice shall include the terms of the proposed assignment and the name and address of the proposed assignee. If Licensor grants approval of such assignment, such assignment shall not relieve Licensee of any of Licensee’s obligations under this Agreement. Any attempted sale, assignment, or sublicense without such consent shall be void and, upon demand by Licensor, shall be formally rescinded or, at Licensor’s sole option, Licensor may declare a default hereunder and be entitled to all remedies provided in Section 12. If Licensee is an entity, a transfer (directly or indirectly) of effective control of the Licensee or of a fifty percent (50%) or greater ownership interest in Licensee (in one or a series of related transactions) (“Control Transfer”) shall be deemed an assignment for purposes of this Agreement; provided, however, that this provision shall not apply if Licensee has class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and the transfer of control or ownership interest arises from the transfer of such equity securities. In the case of a Control Transfer, the obligations of this Agreement, and the terms and conditions applicable hereunder, shall become assumed obligations of the entity purchasing or acquiring control of Licensee, unless otherwise expressly agreed to in writing by Licensor.

(d)       Licensor may sell, assign, pledge, or otherwise transfer or encumber (each, a “Transfer”) this Agreement and any or all of its rights and obligations hereunder to any other entity, including, but not limited to, any source of, guarantor of or insurer of, financing, or any trustee, collateral agent, or other entity appointed in connection with such financing (each, an “Assignee”), whether by security agreement, collateral assignment, transfer, or otherwise; provided, however, that such Transfer shall not relieve Licensor of its obligations under this Agreement, except to the extent any such Assignee assumes in writing Licensor’s obligations under this Agreement. Upon reasonable prior notice from Licensor, Licensee shall: (i) make any payments due hereunder to such Assignee; (ii) execute and deliver any documents that Licensor or any Assignee may reasonably request to acknowledge and confirm that, upon any such Transfer, this Agreement will remain in full force and effect and continue to be a legal, valid, and binding obligation of Licensee enforceable in accordance with its terms (subject to applicable bankruptcy or insolvency laws and general principles of equity), and that neither Licensee, nor to Licensee’s knowledge, Licensor is in material breach or violation of this Agreement.

(e)        This Agreement and the rights and interests of Licensee hereunder shall be subordinate and subject to: (i) the Operating Agreement, dated April 15, 2009, among Licensor, Miami-Dade County, and the City of Miami, as it may be amended, restated, modified, supplemented, extended, or assigned from time to time (the “Ballpark Operating Agreement”); and (ii) any present or future agreements, rules, regulations, policies, mandates, guidelines, or directives of, by, or among MLB or any of its affiliates. If, for any reason, the Ballpark Operating Agreement is terminated, this Agreement shall terminate as of such date and Licensee shall be entitled, as its sole and exclusive remedy, to receive reimbursement of the Security Deposit not otherwise applied in accordance with this Agreement and any Annual License Fees it may have already paid with respect to Marlins’ Home Games scheduled to be played after the termination date.

(f)         Licensee acknowledges that this Agreement imposes no contractual obligations upon Miami-Dade County or the City of Miami, and that Licensee shall not look to or proceed against Miami-Dade County or the City of Miami (or any of their respective officials, employees, agents, or consultants) with respect to any alleged breach or default under this Agreement.

(g)        This Agreement does not confer upon Licensee any right, title, estate, or interest in the Ballpark, the Suite, or any of the furniture, fixtures, or equipment of Licensor located therein, other than the limited license to use and obtain access to the Ballpark and the Suite in accordance with this Agreement.

(h)        Licensee acknowledges that the image, likeness, and/or name of Licensee and/or Licensee Parties may be used as part of any live or recorded video display or other transmission in any media of all or part of the event and in material disseminated by Licensor, the Marlins, or their sponsors without any compensation being due or owing to Licensee or any Licensee Party.

(i)          Licensee shall either pay directly or reimburse Licensor, as applicable, for any sales, privilege, rental, use, admission, amusement, entertainment, occupancy or other taxes or fees that may be imposed by any governmental authority with respect to or on account of the license and use of the Suite or the provision or sale of Suite Tickets, Parking Passes, and other services and benefits hereunder, other than Licensor’s income taxes.

(j)         This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to its conflicts of laws provisions. Any controversy, dispute, or claim of whatever nature arising out of or in any way related to this Agreement shall be decided by final and binding, confidential arbitration, administered by and in accordance with the rules and procedures of the American Arbitration Association, in Miami, Florida, and Florida law shall apply. The parties expressly waive any right to a trial by judge or jury and agree that they will faithfully observe this Agreement and will abide by and perform any award of the arbitrator, and that a judgment of any court having jurisdiction may be entered on the award. The prevailing party in any arbitration or subsequent action to enforce the arbitration, including, but not limited to, any collection proceedings, shall be entitled to recover its reasonable attorneys’ fees, other costs and expenses, and pre- and post-judgment interest. The parties agree that the arbitration procedure will be confidential and all conduct, statements, promises, offers, views, and opinions, whether oral or written, made during the arbitration by any party or a party’s agent, employee, or attorney shall remain confidential to the maximum extent permitted under Florida law.

(k)        This Agreement contains the entire agreement of the parties with respect to the matters provided for herein, and shall supersede any written instrument or oral agreement previously made or entered by them with respect to those matters.

(l)         This Agreement, and all the terms and provisions hereof, shall inure to the benefit of and be binding upon the parties hereto, and their respective heirs, executors, administrators, personal representatives, and permitted successors and permitted assigns. No amendment or modification to this Agreement shall be effective unless the same is in writing and signed by both Licensor and Licensee. Time is of the essence with respect to the payment by Licensee of each monetary obligation and the performance by Licensee of each other obligation contained in this Agreement.

(m)       If any legal proceeding arises out of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees, litigation expenses, and court costs, in addition to any other remedy it may obtain or be awarded.

Suite License Agreement - Tybroker Corporation (Fanatyks) (2021)

Final Audit Report 2020-10-17

Created:	2020-10-15
By:	Marlins E-Sign (agreements@marlins.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAnFw2ZT29c_fM8dbELBAdmx6CG6_mMx5M

"Suite License Agreement - Tybroker Corporation (Fanatyks) (2021)" History

Document created by Marlins E-Sign (agreements@marlins.com)
2020-10-15 - 8:41:46 PM GMT- IP address: 170.250.168.123

Document emailed to Santiago Figuereo (sfiguereo@stagewood.com) for signature
2020-10-15 - 8:57:26 PM GMT

Email viewed by Santiago Figuereo (sfiguereo@stagewood.com)
2020-10-15 - 9:00:45 PM GMT- IP address: 173.162.94.209

Santiago Figuereo (sfiguereo@stagewood.com) has explicitly agreed to the terms of use and to do business electronically with Marlins Teamco, LLC
2020-10-15 - 9:04:15 PM GMT- IP address: 173.162.94.209

Document e-signed by Santiago Figuereo (sfiguereo@stagewood.com)
Signature Date: 2020-10-15 - 9:04:15 PM GMT - Time Source: server- IP address: 173.162.94.209

Document emailed to Stephanie Galvin (SGalvin@marlins.com) for approval
2020-10-15 - 9:04:17 PM GMT

Email viewed by Stephanie Galvin (SGalvin@marlins.com)
2020-10-15 - 9:28:37 PM GMT- IP address: 170.250.168.123

Document approved by Stephanie Galvin (SGalvin@marlins.com)
Approval Date: 2020-10-15 - 9:28:49 PM GMT - Time Source: server- IP address: 170.250.168.123

Document emailed to Adam Jones (ajones@marlins.com) for signature
2020-10-15 - 9:28:50 PM GMT

Email viewed by Adam Jones (ajones@marlins.com)
2020-10-15 - 9:43:39 PM GMT- IP address: 199.76.110.10

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Email viewed by Adam Jones (ajones@marlins.com)

2020-10-16 - 9:54:10 PM GMT- IP address: 199.76.110.10

Email viewed by Adam Jones (ajones@marlins.com)

2020-10-17 - 9:34:47 PM GMT- IP address: 76.243.203.233

Adam Jones (ajones@marlins.com) has explicitly agreed to the terms of use and to do business electronically with Marlins Teamco, LLC

2020-10-17 - 9:37:21 PM GMT- IP address: 76.243.203.233

Document e-signed by Adam Jones (ajones@marlins.com)

Signature Date: 2020-10-17 - 9:37:21 PM GMT - Time Source: server- IP address: 76.243.203.233

Agreement completed.

2020-10-17 - 9:37:21 PM GMT

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